UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41559

Robo.ai Inc.

(Registrant’s Name)

Meydan Grandstand, 6th floor

Meydan Road

Nad Al Sheba, Dubai

United Arab Emirates

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release—Robo.ai Inc. Provides Business Update and Announces Interim Report Release Schedule
99.2	Press Release—Robo.ai Inc. Announces Appointment of Wang Hao, Senior Executive Officer of UAE Independent Digital Asset Custodian Changer.ae, as Independent Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robo.ai Inc.

Date: August 21, 2026	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer